Filed by Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466)

Transcript of Conference call with Analysts and Investors

Thursday, 11 October 2012

(1.00 pm)

OPERATOR:	Thank you for standing by, ladies and gentlemen, and welcome to the Coca-Cola Hellenic conference call.

We have with us Mr Dimitris Lois, Chief Executive Officer, Mr Michalis Imellos, Chief Financial Officer, and Ms Oya Gur, Investor Relations Director.

At this time, all participants are in listen only mode.

There will be a presentation followed by a question and answer session, at which time, if you wish to ask a question, please press star 1 on your telephone keypad and wait for your name to be announced.

I must advise you that this conference is being recorded today, Thursday 11 October 2012.

We now pass the floor to one of your speakers,

Ms Oya Gur. Please go ahead.

OYA GUR:

Thank you for joining our call this morning at such sort notice. We will discuss the proposed voluntary share exchange offer by Coca-Cola HBC AG to acquire ordinary listed shares of Coca-Cola Hellenic Bottling Company SA.

Dimitris will take you through a short presentation and, following that, we will open the floor for questions.

But, before we get started, I would like to remind you that investors are urged to read any documents regarding the exchange offer filed or to be filed with the Hellenic Capital Market Commission, the UK Listing Authority and/or the US Securities and Exchange Commission, because they contain important information.

For more information, please refer to Coca-Cola Hellenic’s announcement, dated today. Investors will be able to obtain a copy of such filing without charge at the website of the Hellenic Capital Market Commission, the UK Listing Authority and/or the US Securities and Exchange Commission, as applicable, or from Coca-Cola Hellenic once such documents are filed.

I will now pass the floor to Dimitris.

DIMITRIS LOIS:	Thank you, Oya. Good afternoon Europe and good morning to the United States.

It is with enormous pride and joy that I share with you the exciting news regarding the transaction we announced today.

It will facilitate the establishment of Coca-Cola Hellenic final listing on the premium segment of the London Stock Exchange. The transaction will enable our company to reach the next level of its development, providing access to the largest pool of international investors.

Now, let me briefly take you through the key transaction terms.

This transaction is structured in order to facilitate the listing of the Hellenic Group on the London Stock Exchange and potential inclusion in the FTSE 100, which we believe will bring significant benefits to CCH and its shareholders. I will elaborate on these potential benefits in more detail in a minute.

Let me start by mentioning that the new entity has been incorporated in Switzerland, named Coca-Cola HBC AG.

Switzerland was chosen as the place of incorporation due to its stable economic and regulatory environment and ease for doing business. It is also one of our countries and provides easy access to our other markets. Under the terms of exchange offer, Coca-Cola HBC AG is offering CCH SA shareholders to exchange one Coca-Cola HBC AG share for 1 CCH SA share.

Given the strategic purpose and the rationale of the exchange offer, our board has recommended that shareholders tender for Coca-Cola HBC AG shares. The offer will apply to all shares listed on the Athens Stock Exchange and the standard segment of LSE, as well as all ADSs listed on the New York stock exchange.

We are confident that we will achieve an acceptance level in excess of 90 per cent. 61 per cent of our shareholders, including Kar-Tess, have already entered into irrevocable commitments to exchange. These commitments also include The Coca-Cola Company and certain other long term shareholders who see value in the transaction.

The Coca-Cola Company will extend our bottlers’ agreement until 2023. We are targeting commencement of trading of new CCH BC AG shares on LSE the beginning of next year.

Our principal objective is to create value for our shareholders by providing better access to international capital markets and increase financial flexibility to fund our future growth on competitive terms. At the same time, we are addressing the concerns raised recently about the impact of Greek sovereign debt issues on the CCH share price, trading liquidity and long term cost of funding.

Finally, it’s an excellent opportunity to promote CCH internationally. We would be the largest Greek multinational listed on the London Stock Exchange.

Our current listing set-up is not reflective of the international nature of our business. We operate in 28 countries over three continents with only a small portion of our revenue and profitability coming from Greece. Over 95 per cent of our shareholders are located outside Greece.

The move to the London Stock Exchange would provide our shareholders with the option to trade in a premium European exchange and will also enhance trading liquidity.

The London Stock Exchange is the largest and most liquid equity market in Europe, with the largest number of international stocks and numerous funds dedicated to multinational companies like us. The move is expected to enhance the liquidity of our shares and raise our profile with new investors.

Furthermore, we are targeting inclusion in the FTSE 100 index, which would further enhance our profile and should generate significant additional passive demand. This is why we believe this transaction has a compelling rationale.

Today our market capitalisation represents over 22 per cent of the market capitalisation of the Athens Stock Exchange. Our share price is affected by macroeconomic news flow in addition to our fundamentals. The current listing set-up does not provide an optimal platform for existing and new investors to trade in our stock. Also, the Athens Stock Exchange is dominated by mostly domestic companies that are not comparable to our size, international footprint and shareholder base, whereas the London Stock Exchange is much more suitable for CCH, given the international nature of the companies listed there and its size and liquidity.

In order to achieve the listing of CCHBC AG on the London Stock Exchange, there are three key steps.

First, CCHBC AG launches the share exchange offer. We are confident of achieving an acceptance rate over 90 per cent, having already received irrevocable commitments of 61 per cent of our shareholders, including Kar-Tess and the Coca-Cola Company, who are to exchange their shares.

Second, when CCHBC AG will be listed on the premium segment of the London Stock Exchange, which happens upon settlement, tendering shareholders of CCH will receive premium listed shares on the London Stock Exchange for the CCH shares they currently hold.

Third, after the completion of the exchange offer, and subject to having reached more than 90 per cent acceptance, we are planning to effect the squeeze out of the minorities in accordance with the Greek law, which stipulates that consideration be offered in cash or shares at the option of the investor. A cash consideration will be based on the minimum regulatory offer price which is equal to the six months volume weighted average price one day prior to the announcement. This corresponds to

13.58 euro per share.

To fund any cash requirement resulting from the squeeze out of minority shareholders upon the completion of the share exchange offer, we have secured credit facilities from a small group of relationship banks. These facilities amount to 550 million euros and will mature in maximum 18 months from the date of filing the prospectus.

Turning briefly to our ADS programme: as you know, we currently have ADSs on the New York Stock Exchange. We plan to maintain the access of our US investors that would like to buy securities on the New York Stock Exchange. We are therefore taking the necessary steps to list CCHBC AG on the New York Stock Exchange. This new programme will effectively replace the existing one.

Furthermore, we will apply for a parallel listing on the Athens Stock Exchange to enable our Greek shareholders to continue to be able to trade our shares on the Athens Stock Exchange, subject, of course, to obtaining the necessary approvals.

In our view, the primary listing of CCHBC AG shares on the premium segment on the London Stock Exchange has compelling benefits for our shareholders. Firstly, theLSE is the largest and most liquid equity market in Europe, with the largest pool of capital invested in international companies. You can see some of these highly impressive statistics on this slide.

Secondly, the London Stock Exchange is the listing location of choice for companies with an international profile like Coca-Cola Hellenic.

Lastly, we expect that CCHBC AG will be considered for potential inclusion into the FTSE 100 and, if included, it would automatically be included in the FTSE UK Index Series, which is expected to result in a further substantial increase in our trading liquidity.

So, in summary, the London Stock Exchange premium listing will provide us a high profile, high liquidity trading venue and access to a wide pool of investors.

We expect that Coca-Cola HBC AG will be eligible for inclusion into the FTSE 100. We are very focused on achieving this as soon as possible, following the listing on the LSE.

For inclusion in the FTSE 100, a foreign issuer needs to fulfil the following key criteria. First,

listed on the premium segment on the London Stock Exchange and Coca-Cola HBC AG has applied for such listing; have a free float of about 50 per cent; and adhere to the principles of UK Governance Code, UK Takeover Code and pre-emption rights. Coca-Cola HBC AG has provided for adherence with this principle in its bylaws.

We expect to be able to fulfil all these requirements and we hope to be included in the FTSE Index Series. This may occur during the March 2013 quarterly review.

Let me also remind you at this stage of our highly attractive equity story. We’re the second largest Coca-Cola bottler globally, both in terms of volume and revenue. We serve 579 million consumers and as such play a very important part in the Coca-Cola system. We have a very balanced portfolio of 28 markets in which we operate. Approximately 40 per cent of our revenue is generated in established markets such as Italy, Germany and Switzerland, with a balance in developing in emerging markets, including Russia and Nigeria.

Our emerging and developing markets have significant global potential. They are characterised by low per capita consumption, which creates significant long term upside potential.

Also, our business enjoys very substantial scale benefits today. We operate the largest distribution platform for fast-moving consumer goods in our territories, which opens up significant potential for realising benefits from infrastructure and systems optimisation.

Lastly, we have a very conservative financial profile and enjoy strong cash flow generation. Our leverage, as of 30 June this year, is two times net debt to EBITDA and we have a diversified debt maturity profile. This leverage will further reduce over time, as we expect to generate cumulative free cash flow of 1.45 billion euro during the three years ending 2014.

In summary, we firmly believe that this transaction will improve access for international investors to our attractive growth story, creating long term value for our shareholders. The London Stock Exchange premium listing better reflects our international business profile and shareholder base. At the same time, it will enhance liquidity for our shareholders of this new Swiss holding company. Further, it will improve our access to both international equity and debt capital markets.

We have been able to secure very strong financial arrangements that will support the company throughout the short and mid term. The extension of the bottler agreements demonstrates the strong partnership with the support of our partners in growth, The Coca-Cola Company.

This transaction will enable our company to reach to the next level of its development and with this I would like now, operator, to open the floor for questions.

OPERATOR:

Thank you. As a reminder, if you would like to ask a question, please press star 1 on your telephone keypad and wait for your name to be announced. If you wish to cancel your request, please press the hash key.

Your first question comes from the line of Edward Mundy from Nomura. Please go ahead.

EDWARD MUNDY:

Good afternoon gentleman. Can you comment on the impact on the tax rates of the holding company, CCH AG, being located in the low tax jurisdiction of Zurich. The second question is you intend to be included in the FTSE 100 index. Do you intend also to be included in one of the MSCI indices as well. My final question is, you know, how confident are you in obtaining a parallel listing on the Athens Stock Exchange?

MICHALIS IMELLOS:	Hi. It’s Michalis. I will start with the tax and Dimitris will take the other two.

There are no tax implications for the group as a result of this transaction, so we do not expect to have any material change to the effective tax rate as a result.

DIMITRIS LOIS:	Yes, I will take your two next questions.

Yes, we are confident that we will, working very closely with our advisers and the regulatory authorities in Greece, achieve the parallel listing. On the FTSE 100 and the MCI and MSCI indices, we are also optimistic that we will be able to join both the FTSE 100 and the MSCI.

EDWARD MUNDY:	Great. Thank you very much.

OPERATOR:	Thank you. Your next question comes from the line of Andrew Holland from SG. Please go ahead.

ANDREW HOLLAND:

Yes, hi. Could you just clarify, please, the section in the announcement this morning pertaining to the reporting currency? Can I take it that you will be reporting in euros going forward and that your share price quote will remain in euros? Secondly, can I confirm that the share settlement will be in London with no sort of recourse, as it were, to Athens as a result of this change?

MICHALIS IMELLOS:

Hi, Andrew, it’s Michalis. So we will continue to report in euros. Our consolidated financial statement will be in euros. The new shares of the HBC AG will trade in sterling on the LSE, in pounds sterling, and, your other question about the settlement, yes, the settlement will be through CREST in London. There is no link to the Athens Stock Exchange whatsoever.

ANDREW HOLLAND:	Okay. Thank you.

OPERATOR:	Thank you. Your next question today comes from the line of Laura Torres from HSBC.

LAURA TORRES:	Hi, everyone.

I guess my question’s a bit more strategic in nature. Obviously a big reason to do this is to increase your flexibility for new funds.

Dimitris, I don’t know if you’re willing to look back, but I was curious about if, over the last several years, you have felt, or did feel, constrained by where you were located and how you were getting to get funds and if it did hinder at all your expansion plans, and if you could also talk about, you know, future opportunities, how this announcement changes, how you think about where you invest and how you invest.

DIMITRIS LOIS:

Well, first of all, you know, future opportunities, obviously being in the London Stock Exchange and this great pool would give us not only access to equity and debt but also great flexibility. This obviously doesn’t change our M&A strategy. It has nothing to do with our M&A strategy. This transaction is not driven whatsoever by the M&A strategy.

No, looking back, no, I don’t believe that what we have been doing so far affected either our access or our cost. What in principle we are talking about is future. As you know, we have one bond expiring in September 2013 and there’s another one in January 2014. This is in total 1 billion. So, with this move, both with regards to the new listing, the premium segment of the London Stock Exchange, and the domicile in a far more stable well regulated and structured environment will allow us far more competitive funding. So this is a forward looking transaction.

LAURA TORRES:

Okay, and is there any more detail? I guess all we know is that the steps that you need to take to get this done will take you into early next year. I don’t know if there’s any specifics you can give us about what needs to be done and how smoothly do you think this should go that we should close this or this should happen around, I guess you said, March of next year.

DIMITRIS LOIS:

Well, we will be informing you of all the different steps. We have three stock exchanges, so it’s the prospectus in the UK, then we have the offering memorandum at the Hellenic Capital Market Committee, and obviously we have the F-4, which is the New York Stock Exchange. So this will take some time and we will sort of fill you up on the details. From then, it’s the acceptance period, and the acceptance period is approximately four weeks, and, following the acceptance period, we need a clearance of a couple of days and then we will be able to start our trading in the London Stock Exchange in the premium segment.

LAURA TORRES:	Okay, all right. Thank you.

OPERATOR:	Thank you. Your next question comes from the line of Adam Spielman from Citigroup. Please go ahead.

ADAM SPIELMAN:	Hello. I’ve got two questions, just to follow up on that last point.

In terms of publishing the UK prospectus and the offering memorandum of the F-4, I mean, roughly how long would you expect that to take, and I suppose you’ve said that the rebalance of the FTSE index takes place in March, but I got the impression from your comments in the call that actually you’d hoped to be listed in the London Stock Exchange really by early next year, by which I guess I thought you meant January.

DIMITRIS LOIS:

Yes, correctly you heard January. So let me first answer your first question. We expect the three stock exchanges, which is the F-4 for New York Stock Exchange, the offering memorandum, and the prospectus for the UKLA, overall to take six to eight weeks, and then we have another four weeks for the acceptance period. Then the stocks are going to start trading in the London Stock Exchange. That’s going to be early January. Then we have the squeeze out period from the 90 per cent to 100 per cent. So that’s why we expect that the earliest for our potential inclusion to the FTSE 100 is going to be in March, following the eligibility committee review.

ADAM SPIELMAN:

Yes, and my second question is this. You’ve mentioned several times about the FTSE 100, but, if I’ve read the slide correctly, you will be, I think you said, the 128th largest company on the London Stock Exchange, and I suppose that doesn’t necessarily make me think that you’ll get into the FTSE 100, but maybe I’ve misunderstood something.

DIMITRIS LOIS:	Apologies if something was not clear. No, we are right now, and of course, depending on the situation — right now we’re at 69.

ADAM SPIELMAN:	I’m sorry to misunderstand that. That’s probably my fault. So you’re number 69. Thank you.

DIMITRIS LOIS:	Thank you for your question.

OPERATOR:	Thank you. Your question comes from the line of Olivier Nicolai from UBS, please go ahead.

OLIVIER NICOLAI:	Hi. Good afternoon. just a couple of questions please.

First of all, what will be the cash flow impact from this transaction? And also, looking back, at the beginning of the year, in May/June, two credit agencies downgraded CCH. Would you expect these credit agencies to actually upgrade or review at least their rating on CCH following this move to the London Stock Exchange? Thanks.

DIMITRIS LOIS:	Sorry, can you please repeat the first question? We didn’t quite get —

OLIVIER NICOLAI:

The first question is just about the cash flow impact from this transaction. There’s no mention actually of the cost of what this transaction is going to cost, for CCH, in terms of fees, and there is a mention of 0.08 per cent duty as well on the Greek exchange. I just wanted to have an idea of what should we assume in terms of financial impact. In exceptionals, of course, but — yes.

DIMITRIS LOIS:

Okay. So, in terms of — because I understood you’re asking for the fees, there are the fees in terms of cost to the company. There is the fees also or overall cost in the hands of the shareholders as a result of the share exchange.

If you mean the second, we have detailed in the announcement the expectations. Obviously, in terms of the tax relates to the exchange of the shares, that is the cost to the shareholder, and, of course, the shareholder will need to take appropriate advice, depending on the area of jurisdiction in order to ensure that they have the appropriate picture for their circumstances. With regard to any other costs which are covered for the shareholder, with regard to the company itself, to the group itself, obviously this is a complex transaction, it’s not yet finalised, but we expect the fees overall to be in line with international practice. So no major deviation there.

With regard to your second question, on the credit rating agencies in the longer run, obviously we cannot comment specifically on this, but we expect and hope that in the mid term it will have a positive impact on our ratings and the outlook.

OLIVIER NICOLAI:	Okay. Thank you very much.

OPERATOR:	Thank you. Your next question today comes from the line of Costas Theodorou from National Securities. Please go ahead.

COSTAS THEODOROU:	Good afternoon. This is actually Costas Theodorou from National Securities. A couple of questions please, a follow up from the British question.

Is there a cost associated with this listing which is incremental to your costs today listed in Athens. That’s my first question, and my second question is with regards to the potential listing on the FTSE

100. What would be the possible weight, on your internal calculations, on this index. Thank you very much.

MICHALIS IMELLOS:

On the cost of the listing, you shouldn’t assume anything dramatically different to what we have currently. With regard to the FTSE 100, I didn’t quite understand the question you were asking. What’s the relevant weight?

COSTAS THEODOROU:	The potential weight on this index, in your internal calculation.

MICHALIS IMELLOS:

I think that — I mean, we can come back to you specifically on this if we take — okay, with the current market cap, I think it will be fairly straightforward to work out, but we will come back to you specifically on it.

NEW SPEAKER:	Thank you.

OPERATOR:	As a reminder, if you would like to ask a question, please press star 1 on your telephone keypad.

Your next question comes from Benjamin Moore from Goldman Sachs. Please go ahead.

BENJAMIN MOORE:	Hi there. Two questions: one is on your dividend policy, and if that changes with this change in holding structure, and the second is, on the bottlers’ agreements that were extended, if there was any change to the terms or a meaningful change that we should know about. Thanks.

DIMITRIS LOIS:	This is Dimitris. On the bottlers’ agreements no. The bottlers’ agreements have been extended in the same terms. On your first question, Michalis will help us out with regard to dividends.

MICHALIS IMELLOS:

Yes, on the dividend policy, this transaction will have absolutely no impact. Our dividends will now be declared in Swiss francs. They will be paid in euros, and, depending on the way that the shares or the depository interests are held in the various exchanges, there are various selections for the shareholder to be paid in sterling or in euros, and, of course, in New York in dollars. But no impact on the dividend policy.

BENJAMIN MOORE:	Sorry, just to clarify my question: in 2010 and 2011, you didn’t repatriate foreign dividends because of a certain risk. Does this remove that risk?

MICHALIS IMELLOS:

No, the risk was to do with some lack of clarity on the Greek tax framework and that’s why eventually we paid capital returns. It was not to do with the way that dividends were flowing in the group. We don’t anticipate issues in the future and, whether by means of dividends or capital returns, we will continue to return value to the shareholders in line with the dividend policy.

BENJAMIN MOORE:	Okay. That’s clear. Thank you.

OPERATOR:	Thank you. Your next question comes from the line of Tom Beckman from Investec.

TOM BECKMAN:

Hi. Good afternoon. Could you just explain if you do not get the 90 per cent acceptances that you expect, what impact would that have on the completion of the offer, the inclusion in the FTSE index or the MSCI index and the timing on this, on the, or a, squeeze out.

MICHALIS IMELLOS:	We are absolutely confident that we will get to 90 per cent or more and, in the very unlikely event that we don’t, then obviously we will consider our options closer to that date.

TOM BECKMAN:	But is the FTSE inclusion conditional on the 90 per cent then squeeze out? So, if you don’t quite get there, there’s not going to be a FTSE inclusion?

MICHALIS IMELLOS:

Well, we need the 90 per cent in order to be able to commence the process of the squeeze out and, related to the requirements that Dimitris outlined earlier about the FTSE 100 inclusion and the requirements of the free float, we need to get above the 90 per cent in order to be able to make it into the

FTSE 100.

TOM BECKMAN:	Okay, thank you.

OPERATOR:	Thank you. You have a further question from the line of Andrew Holland from SG. Please go ahead.

ANDREW HOLLAND:

Yes, just two. Coming back to the first question on tax, which I think was particularly aimed at your tax charge, can you say if — you said there was no implication for tax. Can you just confirm that there’s no capital gains tax liability that will be crystallised as a result of the transaction? My second question is, can you say where you guys will be spending your time? Will you still be in Athens or will you be moving to London or to Switzerland?

DIMITRIS LOIS:

Andrew, this is Dimitris. On your second question, the operating committee will be based in Switzerland, starting with me. So, strategically, the company is going to be managed from Switzerland, they have all our operating committee meetings there, and all the operating committee elements will be driven from Switzerland. On your next question, with regard to tax, maybe Michalis would like to help us on this one.

MICHALIS IMELLOS:	Yes. Andrew, as I said earlier, there is no tax implication, capital gains or other, as a result the transaction. No impact.

ANDREW HOLLAND:	Okay. Thank you very much.

OPERATOR:	Thank you. Your next question comes from the line of George Faras from MFSC. Please go ahead.

GEORGE FARAS:

Yes, hello. I would like to ask right now, the so called country of risk for your company is stated as Greece, right. So I would like to ask, after the completion of your listing in the London Stock Exchange, and your move to the CCH headquarters, what will be country of risk for the company.

DIMITRIS LOIS:

I’m not sure I understand your definition of country of risk. We have 28 countries and, out of the 28 countries, we have Greece, we have Ireland, we have Hungary, we have Italy. Quite some challenges. So I’m not sure I understand your definition country of risk.

We have in our territory a lot of countries that are facing quite some challenges and obviously this is reflected to the consumer confidence. That’s how we feel. We have very strong plans and very strong contingency plans wherever those are required.

GEORGE FARAS:	Yes. I mean, let me clarify. You are a multinational company, there is no doubt about that. However, because you are listed currently in

Athens, both your stocks and your bonds are regarded in terms of risk as Greek risk. So I would like to ask, I mean, after the completion of your listing, what will it be?

DIMITRIS LOIS:

Well, obviously, with both the relisting in the London Stock Exchange in the premium segment, and we have gone through all the benefits that comes with that, reflecting both our international business profile and international investors profile, and with having our new headquarters in Switzerland, that would provide stability and this stability obviously is going to be evaluated by the credit agencies and eventually we believe that these moves will allow us to have not only access but access to very competitive funding in the past, and that’s why I was sharing also on the two bonds that are expiring in 13 and 14. So far as stability, that’s what we look forward to.

GEORGE FARAS:	Sorry, you’re regarded as a Swiss company, right.

DIMITRIS LOIS:	We’re a Greek multinational company and having our headquarters in Switzerland. That’s Coca-Cola Hellenic HBC AG.

MICHALIS IMELLOS:	Can I just clarify on the statement made earlier about the bonds, that the bonds are issued by our

Dutch subsidiary, Coca-Cola HBC Finance BV, and they are guaranteed by Hellenic SA. So I don’t believe that the risk that you attach to them with your statement earlier applies.

GEORGE FARAS:	All right. Thank you very much.

OPERATOR:	Thank you. Your next question comes from the line of Sohil Shah from Finance Seta, please go ahead.

SOHIL SHAH:

Hello. I just want to ask a quick thing. With regards to the transaction, you said that it would be one share in Europe to one share in the London Stock Exchange. I mean, how will that affect the thing? It’s not equivalent, right?

DIMITRIS LOIS:

Yes. It is an one for one share exchange and, at the time of the exchange, the new share, the shares of HBC AG, are not listed anywhere. Upon immediately following the exchange, they will be listed on the premium segment of the London Stock Exchange. So effectively the new shares will be London listed shares.

SOHIL SHAH:	Right. Okay, and the price will be adjusted accordingly, in the market.

MICHALIS IMELLOS:	Yes. It is normal trading from then on.

SOHIL SHAH:	Right, thank you.

OPERATOR:	Thank you. Your next question comes from Dirk

van Vlaanderen from Jefferies.

DIRK VAN VLAANDEREN:

Good afternoon. Just a question on share buybacks and I wondered if you could sort of remind me of what the company’s policy is on share buybacks and maybe where you are on those, and would that change at all, given the transaction, and then maybe just also, obviously London with the greater liquidity, would it be fair to say that there’s perhaps more appetite for share buybacks on the system.

DIMITRIS LOIS:

Well, the share buyback problem that we had previously announced under Hellenic SA naturally cannot apply going forward, because new we are talking about shares in HBC AG. So, under, if you like, the new circumstances, we would have to examine our options and potentially what we do in the future, under the new situation.

DIRK VAN VLAANDEREN:	Okay, thank you.

OPERATOR:	Thank you. As a reminder, that is star 1 if you wish to ask a question.

It appears that we have no further questions at this time.

DIMITRIS LOIS:	Thank you, operator.

I would like to thank you all for joining us this afternoon and for all your questions that facilitated a very good discussion on the announced transaction.

This transaction makes absolute clear business sense. It will benefit our company and all of our shareholders and has the support of the board. A premium listing on the London Stock Exchange and a potential inclusion in the FTSE 100 reflects the international nature of our business and our shareholder base. It will give us access to the largest pool of international investors on the most liquid equity market in Europe, providing flexibility to further future growth on competitive terms.

Thank you, and, please, reach out our investor relations department if you have any further questions on this transaction. Have a nice day.

OPERATOR:	Thank you, that does conclude our conference today. Thank you all for participating. You may now disconnect.

(1.42 pm)

(Conference call concluded)

Important Notices

General

The exchange offer described herein is addressed to Coca-Cola Hellenic Bottling Company S.A.’s shareholders and only to persons to whom it may be lawfully addressed.

The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. exchange offer other than in the United States or to holders of Coca-Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

In member states of the European Economic Area (“EEA”) other than Greece and the United Kingdom (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to

Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2012 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the UK Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.